                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -------------------------------------

                                    FORM 11-K
                      -------------------------------------


================================================================================
[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

COMMISSION FILE NUMBER 1-15157

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045


================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Pactiv 401(k) Savings and Investment Plan, known prior to January 1, 2001, as the Pactiv Corporation Thrift Plan, as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Pactiv Corporation Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, and nonexempt transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ Arthur Andersen LLP

Chicago, Illinois
June 15, 2001

Financial Statements and Supplemental Schedule

Pactiv 401(k) Savings and Investment Plan

Year ended December 31, 2001
with Report of Independent Auditors

Employer Identification #36-2552989
Plan #033

                    Pactiv 401(k) Savings and Investment Plan

                 Financial Statements and Supplemental Schedule


                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................10

                         Report of Independent Auditors

To the Pactiv Corporation Benefits Committee

We have audited the accompanying statement of net assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ernst & Young LLP
Chicago, Illinois
June 3, 2002

                                                                  EIN 36-2552989
                                                                       Plan #033

                    Pactiv 401(k) Savings and Investment Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       2001              2000
                                                  ------------------------------
ASSETS
Investments, at fair value:
   Common stock                                   $ 47,373,968      $ 29,438,778
   Common collective trust funds                          --          23,858,360
   Registered investment companies                  79,648,817        77,103,373
   Money market funds                               31,041,335        36,224,619
   Participant loans                                 2,897,146         2,964,925
                                                  ------------------------------
Total investments                                  160,961,266       169,590,055

Receivables:
   Participant contributions                             1,280           344,487
   Employer contribution                               271,317           290,079
   Accrued interest and dividends                         --             185,277
   Due from broker                                        --             411,154
                                                  ------------------------------
Total receivables                                      272,597         1,230,997
                                                  ------------------------------
Total assets                                       161,233,863       170,821,052

LIABILITIES
Due to broker                                             --             205,812
                                                  ------------------------------
Total liabilities                                         --             205,812
                                                  ------------------------------
Net assets available for benefits                 $161,233,863      $170,615,240
                                                  ==============================

See accompanying notes to financial statements.

                                                                  EIN 36-2552989
                                                                       Plan #033

                    Pactiv 401(k) Savings and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


ADDITIONS
Dividends and interest income                                     $   2,226,546
Net realized and unrealized appreciation (depreciation)
   in fair value of investments:
     Common stock                                                    13,225,194
     Collective trust funds                                          (1,236,962)
     Registered investment companies                                (18,243,026)
                                                                  -------------
Total net realized and unrealized depreciation in
   fair value of investments
                                                                     (6,254,794)

Contributions:
   Participant                                                        9,973,167
   Employer                                                           7,077,230
   Rollover                                                             607,776
                                                                  -------------
Total                                                                17,658,172
                                                                  -------------
Total additions                                                      13,629,925

DEDUCTIONS
Benefit payments                                                     22,874,587
Administrative expenses                                                 136,715
                                                                  -------------
Total deductions                                                     23,011,302
                                                                  -------------
Net decrease                                                         (9,381,377)
Net assets available for benefits, beginning or year                170,615,240
                                                                  -------------
Net assets available for benefits, end of year                    $ 161,233,863
                                                                  =============

See accompanying notes.

                                                                  EIN 36-2552989
                                                                       Plan #033

                    Pactiv 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1.  DESCRIPTION OF PLAN

The following description of the Pactiv 401(k) Savings and Investment Plan (the
Plan), known prior to January l, 2001, as the Pactiv Corporation Thrift Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan. In conjunction with a series of transactions during 1999, certain employees of Tenneco Automotive Inc. and Packaging Corporation of America and their subsidiaries continued to participate in the Plan through January 31, 2000. Effective February l, 2000, account balances of affected participants totaling $246,882,331 were transferred to plans sponsored by Tenneco Automotive Inc. and Packaging Corporation of America.

In December 2000, the Company entered into agreements to sell its packaging polyethylene business and its interest in Sentinel Polyolefins LLC, a protective packaging joint venture. Participants impacted by these sales could elect to receive payment of their vested account balance.

ELIGIBILITY AND CONTRIBUTIONS

Effective January 1, 2001, employees are eligible to enter the Plan on the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company contributions after completing one year of service. Prior to January 1, 2001, employees were generally eligible to participate in the Plan the first day of the month following the completion of one year of service.

                    Pactiv 401(k) Savings and Investment Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

Participants may make contributions by payroll deduction of 1% (4% prior to January 1, 2001) up to 16% (8% prior to January 1, 2001) of compensation as defined in the Plan, with such contributions limited to $10,500 for 2001 and 2000. The Company makes matching contributions as follows:

Participants receive matching contributions equal to 100% of participants' contributions based on years of participation in the Plan as follows:

                                              Maximum Match as a Percentage
             Years of Participation             of Eligible Compensation
           --------------------------         ------------------------------

                       Less than 3                         4%
                    3 to less than 5                       5
                    5 to less than 7                       6
                        7 or more                          8

Company matching contributions are invested in Pactiv Corporation common stock. Company matching contributions and the related earnings made after January 1, 1993, must remain in the form of Pactiv Corporation common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

INVESTMENT OPTIONS

Each participant has the right upon enrollment to select the funds offered by the Plan in which the balance in the participant's account, excluding Company matching contributions, will be invested.

VESTING

Participants are always 100% vested in their entire account balances.

                    Pactiv 401(k) Savings and Investment Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his account as a lump-sum distribution. A participant who has attained age 55 may elect to make an in-service withdrawal but if such a participant has not attained age 59 1/2 the amount of such withdrawal may not exceed the participant's account balance reduced by the portion of the account balance attributable to salary deferral contributions. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or any portion of his account balance. A participant may elect at any time to make an in-service withdrawal of the balance of his rollover contributions account. A participant who has not attained age 55 may request an in-service withdrawal of his employee contributions made prior to April 1, 1984, and any Company matching contributions credited to his account prior to January 1, 1993.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. The loan interest rate is equal to The Wall Street Journal prime rate. Loan principal and interest repayments are made through payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee (the Committee).

                    Pactiv 401(k) Savings and Investment Plan

2.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and Company contributions, and allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

EXPENSES

Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENT VALUATION

The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of the common stock is determined by quoted market prices. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Participant loans are stated at their outstanding balance, which approximates fair value.

RECLASSIFICATIONS

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3.  INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                        2001            2000
                                                     ---------------------------

Pactiv Corporation Common Stock*                     $47,014,374     $28,801,162
Fidelity Growth Company Fund                          43,743,968      45,671,609
Fidelity Retirement Money Market Portfolio            31,041,335            --
Spartan U.S. Equity Index Fund                        16,354,618            --
Barclays Global Investors Equity Index Fund                 --        20,864,003
Putnam New Opportunities Fund                               --        20,562,296
Bank of America Nations Cash Reserve                        --        34,056,664

*Includes nonparticipant-directed investments.

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2001 and 2000:

                                                          2001         2000

                                                    ----------------------------

Pactiv Corporation common stock                     $ 34,213,501   $ 19,530,068
Bankers Trust Pyramid Directed Account Cash Fund            --          502,431
Company contributions receivable                         271,317        290,079
Other                                                       --          (40,810)
                                                    ----------------------------
Net assets                                          $ 34,484,818   $ 20,281,768
                                                    ============================

The significant components of the change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2001, is as follows:

                                                           2001
                                                         --------
Net realized and unrealized appreciation in
   fair value of common stock                           $8,689,941
Company contributions                                    7,077,230
Benefit payments                                       (3,062,744)

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000:

                                                                   2000
                                                           ------------------
Net assets available for benefits per the
   financial statements                                          $170,615,240
Less:  Amounts allocated to withdrawing participants               (1,158,539)
                                                           ------------------
Net assets available for benefits per the
   Form 5500                                                     $169,456,701
                                                           ==================

6.  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated August 19, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.  PARTY-IN-INTEREST

The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8.  SUBSEQUENT EVENT

Effective January 29, 2002, participants are permitted to sell Company common stock, attributable to Company matching contributions, and transfer their balance into other investment options offered by the Plan.

                              Supplemental Schedule

                                                                  EIN 36-2552989
                                                                       Plan #033

                    Pactiv 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                               SHARES OR                      CURRENT
  IDENTITY OF ISSUE          DESCRIPTION OF ASSET              FACE VALUE        COST          VALUE
-----------------------------------------------------------------------------------------------------------

 Fidelity Management
   Trust Company       PIMCO Total Return Fund                    569,929        N/A      $    5,961,462
                       Morgan Stanley Institutional Fund -
                         Small Company Growth Portfolio            81,592        N/A             763,699
                       Davis New York Venture Fund                 53,126        N/A           1,350,997
                       Pactiv Corporation Common Stock*         2,648,697    $49,391,998      47,014,374
                       Tenneco Automotive Common Stock            167,240        N/A             359,594
                       Fidelity Growth Company Fund*              821,946        N/A          43,743,968
                       Fidelity Asset Manager Fund*               357,255        N/A           5,537,459
                       Fidelity Low-Priced Stock Fund*             72,237        N/A           1,980,743
                       Fidelity Diversified International
                         Fund*                                    204,985        N/A           3,911,121
                       Spartan Extended Market Index Fund           1,888        N/A              44,750
                       Fidelity Retirement Money Market
                         Portfolio*                            31,041,335        N/A          31,041,335
                       Spartan U.S. Equity Index Fund             402,427        N/A          16,354,618
                       Participant loans                      Interest
                                                               rates
                                                               ranging
                                                               from 6.75%         -            2,897,146
                                                               to 10%
                                                                                          -----------------
                                                                                            $160,961,266
                                                                                          =================

*Indicates party-in-interest to the Plan.
N/A - Participant-directed, cost not required.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pactiv Corporation Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.


                                       PACTIV 401(k) SAVINGS AND INVESTMENT PLAN



Date:  July 1, 2002                               /s/ Henry M. Wells, III
                                                  ------------------------------
                                                         Henry M. Wells, III
                                        Vice President and Chief Human Resources
                                        Officer and Member of Pactiv Corporation
                                                         Benefits Committee